Exhibit 99.(a)(5)(C)

Lifeway ANNOUNCES FINAL RESULTS OF SELF-TENDER OFFER

MORTON GROVE, IL, August 2, 2017 – Lifeway Foods, Inc. (Nasdaq: LWAY), “Lifeway” or the “Company,” the leading U.S. supplier of kefir cultured dairy products, announced today the final results of its “modified Dutch auction” tender offer for up to $6 million of its common stock at a price per share not less than $8.50 and not greater than $9.50. The tender offer expired at 5:00 P.M., New York City time, on July 25, 2017.

Based on the final count by the depositary for the tender offer, a total of 85,665 shares of the Company’s common stock were validly tendered and not validly withdrawn at or below the price of $9.50 per share. Since the tender offer was not fully subscribed, no proration was required and all shares validly tendered and not validly withdrawn were accepted for purchase at the same purchase price of $9.50 per share. As such, the Company accepted for purchase a total of 85,665 shares of the Company’s common stock at a purchase price of $9.50 per share, for a total cost of approximately $814,000, excluding fees and expenses related to the tender offer. These shares represent approximately 0.5% of the Company’s total outstanding common stock as of July 31, 2017. The depositary for the tender offer will promptly pay for the shares accepted for purchase pursuant to the tender offer.

The dealer manager for the tender offer was Georgeson Securities Corporation. Georgeson LLC served as information agent for the tender offer and Computershare, Inc. served as the depositary for the tender offer.

About Lifeway Foods, Inc.

Lifeway Foods, Inc. (LWAY), recently named one of Forbes’ Best Small Companies, is America’s leading supplier of the probiotic, fermented beverage known as kefir. In addition to its line of drinkable kefir, the company also produces frozen kefir, specialty cheeses and a ProBugs line for kids. Lifeway’s tart and tangy cultured dairy products are available throughout the United States and on a small, but growing basis in Canada, Latin America, Ireland, and the United Kingdom. Learn how Lifeway is good for more than just you at www.lifewaykefir.com.

Contact:

Lifeway Foods, Inc.

Phone: 847.967.1010

Email: info@lifeway.net